Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX REGAINS COMPLIANCE WITH NYSE MINIMUM PRICE LISTING STANDARD

CALGARY, ALBERTA (August 16, 2017) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces that it has received notification from the New York Stock Exchange (“NYSE”) that the Company has regained compliance with the NYSE’s continued listing standard regarding the price of its common shares because the average closing price of a Bellatrix common share has exceeded US$1.00 for 30 consecutive trading days following implementation of the 5-for-1 share consolidation on July 6, 2017.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com